File no. 0-16353

825171

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02024330

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of Feb 28, 2002

GOLDEN NUGGET EXPLORATION INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

Golden Nugget Exploration Inc.

GOLDEN NUGGET EXPLORATION INC.
P.O. BOX 10147
1460 - 701 WEST GEORGIA STREET
VANCOUVER, B.C. CANADA V7Y 1C6
TEL: (604) 681-1519 / (800) 665-3119 U.S.
FAX: (604) 681-9428
www.goldennuggetexploration.com
email@goldennuggetexploration.com

TRADING SYMBOLS: GGG.CDNX
GNGTF - OTC
Bulletin Board

NEWS RELEASE

Symbol: GNGTF.OTC Bulletin Board

February 12, 2002

Golden Nugget Exploration Inc. (the "Company") proposes to present to its shareholders at the Company's Annual General Meeting on Monday April 29, 2002 Special Resolutions to consolidate its share capital and to increase its Authorized Share Capital, to change its business and, to change its name.

The Special Resolutions will authorize the Company to consolidate its Authorized Share Capital on the basis of 1(one) new common share without par value for every 5(five) existing common shares without par value, and thereafter to increase the Company's Authorized Share Capital to 200,000,000 (two hundred million) common shares without par value. Currently, 3,485,376 common shares are outstanding and after the proposed consolidation 697,075 common shares will be outstanding.

All the Special Resolutions will be subject to the approval of the Company's shareholders.

Management of the Company is proposing the share consolidation to facilitate the future financing needs of the Company and, also to enable the Company to get involved in new business opportunities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519, OR VISIT OUR WEBSITE AT WWW.GOLDENNUGGETEXPLORATION.COM

On behalf of the Board of
Golden Nugget Explorations Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian, President

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

   Golden Nugget Exploration Inc.. (the "Company")
   P.O. Box 10147
   #1460-701 West Georgia Street
   Vancouver, BC V7Y 1C6

2. Date of Material Change:

   February 12, 2002

3. News Release:

   News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

   The Company proposes to present to its shareholders at the Company's Annual General Meeting on Monday April 29, 2002 Special Resolutions to consolidate its share capital and to increase its Authorized Share Capital, to change its business and, to change its name.

   The Special Resolutions will authorize the Company to consolidate its Authorized Share Capital on the basis of 1(one) new common share without par value for every 5(five) existing common shares without par value, and thereafter to increase the Company's Authorized Share Capital to 200,000,000 (two hundred million) common shares without par value. Currently, 3,485,376 common shares are outstanding and after the proposed consolidation 697,075 common shares will be outstanding.

   All the Special Resolutions will be subject to the approval of the Company's shareholders.

   Management of the Company is proposing the share consolidation to facilitate the future financing needs of the Company and, also to enable the Company to get involved in new business opportunities.

5. Full Description of Material Change:

   See attached Schedule "A"

6. Senior Officer:

Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 12[h] day of February, 2002.

GOLDEN NUGGET
EXPLORATION INC.

"Bedo H. Kalpakian"

President

c.c.: British Columbia Securities Commission
Attention: Continuous Disclosure

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

SCHEDULE "A"

NEWS RELEASE

Symbol: GNGTF.OTC Bulletin Board

February 12, 2002

Golden Nugget Exploration Inc. (the "Company") proposes to present to its shareholders at the Company's Annual General Meeting on Monday April 29, 2002 Special Resolutions to consolidate its share capital and to increase its Authorized Share Capital, to change its business and, to change its name.

The Special Resolutions will authorize the Company to consolidate its Authorized Share Capital on the basis of 1(one) new common share without par value for every 5(five) existing common shares without par value, and thereafter to increase the Company's Authorized Share Capital to 200,000,000 (two hundred million) common shares without par value. Currently, 3,485,376 common shares are outstanding and after the proposed consolidation 697,075 common shares will be outstanding.

All the Special Resolutions will be subject to the approval of the Company's shareholders.

Management of the Company is proposing the share consolidation to facilitate the future financing needs of the Company and, also to enable the Company to get involved in new business opportunities.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519, OR VISIT OUR WEBSITE AT WWW.GOLDENNUGGETEXPLORATION.COM

On behalf of the Board of
Golden Nugget Explorations Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian, President

Golden Nugget Exploration Inc.

GOLDEN NUGGET EXPLORATION INC.
P.O. BOX 10147
1460 - 701 WEST GEORGIA STREET
VANCOUVER, B.C. CANADA V7Y 1C6
TEL: (604) 681-1519 / (800) 665-3119 U.S.
FAX: (604) 681-9428
www.goldennuggetexploration.com
email@goldennuggetexploration.com

TRADING SYMBOLS: GGG.CDNX
GNGTF - OTC
Bulletin Board

NEWS RELEASE

SYMBOL: GNGTF.OTC Bulletin Board

February 19, 2002

Golden Nugget Exploration Inc. (the "Company") reports that Mr. Stephen J. Kay has resigned from his position as a director of the Company, effective as of February 18,2002, in order to pursue other business interests.

FOR MORE INFORMATION ON THE COMPANY, PLEASE CONTACT US AT TELEPHONE NUMBER (604) 681-1519, OR VISIT OUR WEBSITE AT WWW.GOLDENNUGGETEXPLORATION.COM

On behalf of the Board of
Golden Nugget Exploration Inc.

"Bedo H. Kalpakian"

Bedo H. Kalpakian, President

BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

1. Reporting Issuer:

   Golden Nugget Exploration Inc.. (the "Company")
   P.O. Box 10147
   #1460-701 West Georgia Street
   Vancouver, BC V7Y 1C6

2. Date of Material Change:

   February 19, 2002

3. News Release:

   News release was disseminated via Vancouver Stockwatch and Market News Publishing.

4. Summary of Material Change:

   Golden Nugget Exploration Inc. (the "Company") announced that Mr. Stephen J. Kay has resigned from his position as a director of the Company, effective as of February 18,2002, in order to pursue other business interests.

5. Full Description of Material Change:

   See attached Schedule "A"

6. Senior Officer:

   Bedo H. Kalpakian, the President of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-1519 for further information.

7. Statement of Senior Officer:

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 19h day of February, 2002.

GOLDEN NUGGET
EXPLORATION INC.

"Bedo H. Kalpakian"

President

c.c.: British Columbia Securities Commission
Attention: Continuous Disclosure

Alberta Securities Commission
Attention: Continuous Disclosure

Anfield Sujir Kennedy & Durno
Attention: Michael Kennedy

FILE NO. 0-16353

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN NUGGET EXPLORATION INC.
(Registrant)

Date Feb 28, 2002

By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.